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                                    EXHIBIT 99

1. Warren McInteer is a principal owner of Ashbourne, its Finance Director, and, as a result of these interests and positions, a controlling person.

   (a) Mr. McInteer's address is 2 Whitehill Rd, Bearsden, Glasgow, G61 4PW Scotland

   (b)   Mr. McInteer's principal occupation is Finance Director of Ashbourne.

   (c) During the last five years, Mr. McInteer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (d) During the last five years, Mr. McInteer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f)   Mr. McInteer is a U.S. citizen.

2. Kent Phippen is a principal owner of Ashbourne, its Chief Executive, a director, and, as a result of these interests and positions, a controlling person.

   (a)   Mr. Phippen's address is 23 Vaughan Avenue, Hendon, London, NW4 4HT
         England

   (b)   Mr. Phippen's principal occupation is Chief Executive of Ashbourne.

   (c) During the last five years, Mr. Phippen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (d) During the last five years, Mr. Phippen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f)   Mr. Phippen is a U.S. citizen.